EXHIBIT 99.1

Annual General Meeting of AB SKF

GOTEBORG, Sweden, April 15, 2003 (PRIMEZONE) -- The Annual General Meeting of Aktiebolaget SKF, parent company of the SKF Group (Nasdaq:SKFR), was held in Goteborg on Tuseday, April 15, 2003, under the chairmanship of Mr. Anders Scharp.

The income statements and the balance sheets of the parent company and the Group were adopted, together with the Board's proposal for distribution of surplus. The proposed dividend of SEK 8.00 per share was approved. To be entitled to receive the dividend for 2002, shareholders must be recorded in the share register on April 22.

The following Board members were reelected: Mr. Anders Scharp, Mr. Soren Gyll, Mr. Helmut Werner, Mr. Vito H Baumgartner, Ms. Ulla Litzen, Mr. Clas Ake Hedstrom and Mr. Philip N Green. Mr. Tom Johnstone was elected new Board member.

Mr. Sune Carsson had declined to be reelected.

At the statutory meeting of the Board following the Annual General Meeting, Mr. Anders Scharp was elected Chairman.

Goteborg, April 15, 2003 Aktiebolaget SKF (publ.)

 For further information, please contact:

 Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail:
 Lars.G.Malmer@skf.com

 Aktiebolaget SKF, SE-415 50 Goteborg, Sweden, tel. +46 (0)31 337 1000,
 fax +46 (0)31 337 2832, www.skf.com

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